BHP
Quarterly Production Report
Release time	Immediate
Date	27 April 2000
Quarter	Ended 31 March 2000

NB: Monthly production figures for the month of December 1999 (compared to December 1998) have been provided as an attachment to enable determination of December month production and comparative for the previous year.

Minerals
- Steelmaking and Energy Materials
	quarter	% change	YTD	% change
Coal (Queensland) (millions tonnes)	6.304	4	20.964	2
Iron Ore (West Aust) (millions tonnes)	11.479	(17)	39.488	(18)
Briquettes (Boodarie) (‘000 tonnes)	63	-	343	-

Queensland coal production for the quarter ended 31 March was higher compared with the same quarter last year. Increased production at Blackwater was due to increased by pass production and higher recovery while higher production at Peak Downs reflects a major maintenance shutdown during the same period last year. This was in part offset by the sale of Moura mine effective August 1999. Production at Illawarra collieries for the third quarter is in line with the same quarter last year. Higher production from Indonesia was due largely to the expansion of the mine area near Satui. Coal production at USA mines was in line with the same quarter last year, with lower production from San Juan mine reflecting increased sourcing of customer requirements from La Plata mine.

WA iron ore production for the quarter was lower than for the same quarter last year reflecting reduced customer demand and production difficulties associated with cyclonic weather.

BHP's HBI plant at Port Hedland, WA, commenced production of briquettes in February 1999. Lower production for the quarter, compared to the previous quarter, is due to downtime associated with electrical storms in early February and continued commissioning difficulties.
- Non-Ferrous and Industrial Materials
	quarter	% change	YTD	% change
Copper in concentrate (‘000 tonnes)	178.1	(21)	608.1	(20)
Diamonds (Ekati) (‘000 carats)	296	-	1047	-
Silver in concentrate (Cannington) (‘000 ounces)	7 823	-	23 493	-

Production of copper in concentrate for the quarter ended 31 March was lower than for the same quarter last year largely due to the cessation of production at BHP’s North American copper operations in June 1999. Production of copper in concentrate at Escondida was marginally lower due to lower average head grade. Tintaya production of copper in concentrate was higher for the quarter compared to the same period last year due to higher mill throughput, head grades and mill recovery.

Ekati diamond mine is at full production following commissioning of the mine operations in October 1998. Cannington silver production and shipments are higher for the third quarter compared to the same quarter last year due to the mine ramping up to full production.

Steel
	quarter	% change	YTD	% change
Raw Steel (Core) (‘000 tonnes)	1 356	7	4 560	1

Raw steel production (core steel operations) for the quarter ended 31 March was higher than for the same quarter last year largely reflecting improved domestic market demand for both flat and coated products in Australia and New Zealand. Higher domestic despatches from Australian core steel operations was due to increased customer demand. Lower export despatches from Port Kembla was due to operational difficulties and the timing of shipments.

Raw steel production (discontinuing steel operations) was lower for the third quarter compared to the corresponding period last year due to the closure of Newcastle primary steel operations in September 1999. Sydney Steel Mill is continuing to operate at peak levels following the closure of the Newcastle primary operations. Higher output from Delta, Ohio, is due to the plant now operating at rated capacity and increased US production of rolled and coated products is due to the commissioning of operations and improved market conditions, particularly in Indonesia. Lower export despatches from Newcastle and Whyalla was due to the cessation of export billet production following the closure of the Newcastle operations.
Petroleum
	quarter	% change	YTD	% change
Oil & Condensate (‘000 barrels)	22 161	34	57 578	18
Natural Gas (bcf)	59.6	5	176.7	-

Oil and condensate production for the third quarter was higher compared to the same quarter last year largely due to new production from Laminaria and Buffalo oil fields. Production from Laminaria increased from December to February, reaching daily production rates of 149,700 bopd (100%). Following first oil from Buffalo in late December 1999, production increased to an average rate of 44,000 bopd (100%) during February.

Gas production from Liverpool Bay, Bruce and Bass Strait was higher for the quarter compared to the same period last year due to higher demand. Gas production from West Cameron 76 increased following connection of a second pipeline.

Production and Shipment Report
Release time	Immediate
Date	27 April 2000
Quarter	March 2000

		QUARTER ENDED
		31 MAR	28 FEB		10 MONTHS TO MARCH
		2000	1999	% change	2000	1999	% change

Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	13.073	12.523	4%	44.701	43.894	2%
Iron Ore - West Aust	('millions t)	11.479	13.760	-17%	39.488	48.003	-18%
Iron Ore - Brazil	('millions t)	1.623	1.085	50%	5.321	4.154	28%
HBI - West Aust	('000 t)	63	-	NA	343	-	NA
Shipments
Coal	('millions t)	13.364	13.017	3%	43.728	44.183	-1%
Iron Ore - West Aust	('millions t)	11.069	13.048	-15%	40.257	44.777	-10%
Iron Ore - Brazil	('millions t)	1.673	0.989	69%	5.890	3.934	50%
HBI - West Aust	('000 t)	93	-	NA	357	-	NA
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	178	225	-21%	608	760	-20%
Copper cathodes (SXEW)	('000 t)	28	23	21%	94	50	89%
Gold in concentrate	(fine oz)	137,302	149,290	-8%	430,453	595,122	-28%
Silver in (lead) concentrate	('000 oz)	7,823	5,421	44%	23,493	17,040	38%
Lead in concentrate	(tonnes)	51,001	37,390	36%	160,910	116,062	39%
Zinc in concentrate	(tonnes)	14,830	9,131	62%	51,196	33,475	53%
Diamonds	('000 carats)	296	222	33%	1,047	397	>100%
Shipments
Copper	('000 t)	194	289	-33%	746	944	-21%
Copper cathodes (SXEW)	('000 t)	28	19	47%	91	52	76%
Gold	(fine oz)	151,696	236,974	-36%	513,435	790,543	-35%
Silver in concentrate	('000 oz)	7,164	6,605	8%	22,713	17,907	27%
Lead in concentrate	(tonnes)	46,731	45,546	3%	155,599	120,643	29%
Zinc in concentrate	(tonnes)	14,114	11,335	25%	49,128	33,326	47%

Steel
Core
Production
Raw steel	('000 t)	1,356	1,272	7%	4,560	4,507	1%
Marketable steel products	('000 t)	1,933	1,168	65%	4,119	3,983	3%
Despatches
Steel despatches	('000 t)	1,156	1,148	1%	3,884	4,074	-5%

Discontinuing Operations
Production
Raw steel	('000 t)	367	676	-46%	1,712	2,428	-29%
Marketable steel products	('000 t)	696	781	-11%	2,513	2,816	-11%
Despatches
Steel despatches	('000 t)	716	798	-10%	2,579	2,785	-7%

Petroleum
Production
Crude oil & condensate	('000 bbl)	22,161	16,546	34%	64,551	54,167	19%
Natural gas	(bcf)	59.6	56.7	5%	196.5	193.9	1%
LPG	('000 t)	177.9	119.9	48%	564.2	483.7	17%
Ethane	('000 t)	18.0	12.2	47%	66.6	62.1	7%
Methanol	('000 t)	10.3	7.7	33%	31.3	25.9	21%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2000
		QUARTER ENDED		10 MONTHS TO MARCH
		31 MAR	28 FEB
		2000	1999	2000	1999

MINERALS (1) (2)

Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	0.931	0.688	2.943	2.356
- Goonyella	(millions tonnes)	0.865	0.892	2.914	2.962
- Peak Downs	(millions tonnes)	1.007	0.742	3.044	2.615
- Saraji	(millions tonnes)	0.663	0.577	2.009	1.970
- Norwich Park	(millions tonnes)	0.451	0.385	1.714	1.388
Gregory Joint Venture
- Gregory	(millions tonnes)	0.134	0.267	0.734	0.730
- Crinum	(millions tonnes)	0.767	0.391	2.126	1.463
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.866	0.869	3.012
- Riverside	(millions tonnes)	0.911	0.798	2.547	2.475
- South Walker Creek (Trial Mine)	(millions tonnes)	0.575	0.462	2.063	1.607
BHP total share of production (Queensland)	(millions tonnes)	6.304	6.068	20.963	20.578

NSW
Illawarra Collieries	(millions tonnes)	1.445	1.462	5.121	5.732
BHP total share of production (NSW)	(millions tonnes)	1.445	1.462	5.121	5.732

Indonesia (4)
- Senakin	(millions tonnes)	0.893	0.805	3.436	2.894
- Satui	(millions tonnes)	0.786	0.545	2.632	1.950
- Petangis	(millions tonnes)	0.204	0.176	0.738	0.757
BHP total share of production (Indonesia)	(millions tonnes)	1.883	1.526	6.806	5.601

USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	1.956	1.766	7.012	6.419
- San Juan Mine	(millions tonnes)	0.531	0.779	1.329	2.622
- La Plata Mine	(millions tonnes)	0.954	0.922	3.470	2.942
BHP total share of production (USA)	(millions tonnes)	3.441	3.467	11.811	11.983
BHP total share of production	(millions tonnes)	13.073	12.523	44.701	43.894

Total Coal Shipments
- Metallurgical	(millions tonnes)	6.963	6.819	23.473	23.675
- Thermal	(millions tonnes)	6.401	6.198	20.255	20.508
BHP total share of shipments	(millions tonnes)	13.364	13.017	43.728	44.183

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)	Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5% share of all production.

MINERALS (1)

Iron Ore
Production
Western Australia
Mt Newman Joint Venture
- Mt Whaleback	(millions tonnes)	3.101	4.511	9.819	16.232
- OB 23/25	(millions tonnes)	1.413	1.352	4.409	4.726
Goldsworthy Joint Venture	(millions tonnes)	1.017	1.135	5.003	4.168
Yandi Joint Venture	(millions tonnes)	4.853	5.661	16.254	18.508
Jimblebar	(millions tonnes)	1.095	1.101	4.003	4.369
BHP total share of production
(Western Australia)	(millions tonnes)	11.479	13.760	39.488	48.003

Brazil
Samarco (2)	(millions tonnes)	1.623	1.085	5.321	4.154

Australian Shipments
- Lumps	(millions tonnes)	3.147	4.085	11.047	13.548
- Fines	(millions tonnes)	7.922	8.963	29.210	31.229
BHP total share of Australian shipments	(millions tonnes)	11.069	13.048	40.257	44.777

Brazil
Samarco (2)	(millions tonnes)	1.673	0.989	5.890	3.934

Hot Briquetted Iron - Western Australia (3)
Production	('000 tonnes)	63	0	343	0
Shipments	('000 tonnes)	93	0	357	0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (49%).
(3)	Port Hedland, West Australia commenced production of hot briquetted iron on 1 April 1999 and its first shipment occurred on 10 May 1999.

MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	117.2	125.2	379.8	393.0
('000 tonnes)	- PNG	39.6	43.3	146.6	163.3
	- Peru	21.3	14.8	70.8	59.2
	- USA (2)	0.0	42.0	10.9	144.2
Total		178.1	225.3	608.1	759.7

Gold in Concentrate	- Chile	18411	22436	65990	70833
(fine ounces)	- PNG	109730	98767	327583	417453
	- Peru	9161	6585	31306	29461
	- USA (2)	0	21502	5574	77375
Total	137 302	149 290		430 453	595 122

Copper Cathodes (SXEW)	- Chile	20.1	14.0	66.5	21.4
('000 tonnes)	- USA (2)	7.6	8.9	27.2	28.3
Total		27.7	22.9	93.7	49.7

Copper Smelting and Refining (3)	- Concentrate Smelted	0.0	272.5	0.0	912.5
(all sources) ('000 tonnes)	- New Fine Copper (Smelting)	0.0	80.4	0.6	280.1
	- Total Refined Copper (Refining)	15.8	95.9	51.7	317.1
	- Saleable Rod	0.0	34.6	60.6	116.2
	- Gold Fine Ounces	0	112 579	56 257	299 759

COPPER SHIPMENTS SUMMARY

Copper (4)	- Chile	110.4	126.9	366.5	398.3
('000 tonnes)	- PNG	48.9	48.0	147.3	156.8
	- Peru	26.8	14.8	74.5	57.8
	- Smelter and Refinery (2)
	- BHP Source	0.0	49.0	39.0	161.5
	- Custom and Purchased	7.7	50.0	118.8	169.2
		193.8	288.7	746.1	943.6

Gold (fine ounces)	- Chile	18 168	25 088	68 031	74 894
(fine ounces)	- PNG	121 658	116 450	325 429	404 455
	- Peru	11 774	7 084	32 455	27 018
	- Smelter and Refinery (2)
	- BHP Source	0	26 373	42 716	104 304
	- Custom and Purchased	96	61 979	44 804	179 872
	151 696	236 974		513 435	790 543

Copper Cathode (SXEW)	- Chile	20.4	10.2	64.1	19.5
('000 tonnes)	- USA (2)	7.6	8.9	27.2	32.4
		28.0	19.1	91.3	51.9

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SX-EW operations and rod fabrication will continue to satisfy customer commitments.

(3)	In addition to smelting and refining copper concentrate from BHP operations, the San Manuel smelter also smelts and refines copper concentrate on a toll or purchase basis.
(4)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.
MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	66 216	61 044	213 399	207 338
Ore milled (100% Basis)	('000 tonnes)	11 484	11 214	38 079	34 260
Average head grade
- Copper	(%)	2.00	2.21	1.98	2.24
Production ex Mill - 100%	('000 tonnes)	199.41	216.40	660.56	678.15

Production
- Copper in concentrate	('000 tonnes)	117	125	380	393
- Gold in concentrate	(fine ounces)	18 411	22 436	65 990	70 833
- Copper cathodes (SXEW)	('000 tonnes)	20.1	14.0	66.5	21.4

Shipments
Copper in concentrate	('000 tonnes)	110	126.9	366.5	398.3
Gold	(fine ounces)	18 168	25 088	68 031	74 894
Copper cathodes (SXEW)	('000 tonnes)	20	10.2	64.1	19.5

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	20 316	21 184	70 526	62 066
Ore milled	('000 tonnes)	5 655	5 357	21 769	21 116
Average head grade
- Copper	(%)	1.01	1.04	0.86	0.97
- Gold	(g/t)	1.12	0.99	0.79	0.97

Production
- Copper in concentrate	('000 tonnes)	39.6	43.3	146.6	163.3
- Gold in concentrate	(fine ounces)	109 730	98 767	327 583	417 453

Shipments
Copper	('000 tonnes)	48.9	48.0	147.3	156.8
Gold	(fine ounces)	121 658	116 450	325 429	404 455

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	14 345	13 283	47 508	43 763
Ore milled	('000 tonnes)	1 330	1 075	4 615	4 062
Average head grade
- Copper	(%)	1.77	1.72	1.68	1.63

Production
- Copper in concentrate	('000 tonnes)	21.30	16.20	70.80	59.20
- Gold in concentrate	(fine ounces)	9 161	6 585	31 306	29 461

Shipments
Copper	('000 tonnes)	26.80	14.80	74.50	57.80
Gold	(fine ounces)	11 774	7 084	32 455	27 018

Robinson Mine, USA - Copper (3)
Material mined	('000 tonnes)	0	22 538	5 511	73 317
Ore milled	('000 tonnes)	0	3 637	2 209	25 596
Average head grade
- Copper	(%)	0.00	0.54	0.57	0.56
- Gold	(g/t)	0.00	0.30	0.21	0.29

Production
- Copper in concentrate	('000 tonnes)	0.0	16.3	4.3	115.2
- Gold in concentrate	(fine ounces)	0	16 165	4 115	57 943

San Manuel Mine, USA - Copper (3)
Underground
Material mined	('000 tonnes)	0	4 354	6 545	87 776
Ore milled	('000 tonnes)	0	4 336	6 544	87 776
Average head grade
- Copper	(%)	0.00	0.66	0.59	0.66

Production
- Copper in concentrate	('000 tonnes)	0.0	25.7	6.5	29.0
- Gold in concentrate	(fine ounces)	0	5 337	1 459	19 432
- Copper cathodes (SXEW)	('000 tonnes)	3.2	4.3	11.9	15.4

Pinto Valley, USA - Copper (3)
Open Pit
Material mined	('000 tonnes)	0	0	0	0
Ore milled	('000 tonnes)	0	0	0	0
Average head grade
- Copper	(%)	0.00	0.00	0	0

Production
- Copper in concentrate	('000 tonnes)	0	0	0	0
- Gold in concentrate	(fine ounces)	0	0	0	0
- Copper cathodes (SXEW)	('000 tonnes)	4.4	4.6	15.3	12.9

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

(3)

On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SXEW operations and rod fabrication will continue to satisfy customer commitments.

MINERALS (1)

Diamonds (2)

Ekati, Canada
Production
- Diamonds	('000 carats)	296	222	1 047	397

Silver, Lead & Zinc (3)

Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	397	329	1 303	1 160
Ore milled (100% Basis)	('000 tonnes)	418	355	1 338	1 152
Average head grade
- Silver	(g/t)	641	575	583	541
- Lead	(%)	13.50	12.30	13.33	11.90
- Zinc	(%)	4.41	3.80	4.53	4.30

Production
- Silver in (lead) concentrate	('000 ounces)	7 823	5 421	23 493	17 040
- Lead in concentrate	(tonnes)	51 001	37 390	160 910	116 062
- Zinc in concentrate	(tonnes)	14 830	9 131	51 196	33 475

Shipments
-Silver in concentrate	('000 ounces)	7 164	6 605	22 713	17 907
- Lead in concentrate	(tonnes)	46 731	45 546	155 599	120 643
- Zinc in concentrate	(tonnes)	14 114	11 335	49 128	33 326

Platinum Group Metals (4)

Hartley, Zimbabwe
Material mined (100% Basis)	('000 tonnes)	0	401	0	1 213
Ore milled (100% Basis)	('000 tonnes)	0	339	0	1 033
Average head grade
- Platinum Group Metals	(g/t)	0.00	3.57	0.00	3.17

Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	8 965	11 629	24 651
- Palladium in final leach concentrate	(ounces)	0	6 376	8 883	19 276
- Rhodium in final leach concentrate	(ounces)	0	636	821	1 669

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	5 762	3 245	23 353	21 782
- Palladium in final leach concentrate	(ounces)	4 612	2 900	18 254	18 890
- Rhodium in final leach concentrate	(ounces)	460	356	1 833	1 447

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)					Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.
(3)	Cannington, Queensland operation is a controlled entity.
(4)

BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%. On the 2 June 1999 BHP announced that it had signed an agreement with Zimbabwe Platinum Mines Limited (Zimplats) for the conditional sale by BHP to Zimplats of its interest in Hartley and Mhondoro joint venture projects in Zimbabwe.

MINERALS (1)

Manganese Ore
Production
Australia
Groote Eylandt (2)	(millions tonnes)	0.000	0.098	0.000	0.959

Australian Shipments
Groote Eylandt (2) (3)	(millions tonnes)	0.000	0.111	0.000	0.833

Ilmenite
Production
Australia
Beenup (4)	(millions tonnes)	0.000	0.073	0.000	0.195

Ferro Alloys
Production
Australia
Tasmania (2)	(millions tonnes)	0.000	0.011	0.000	0.166

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Sale of Groote Eylandt mine and Tasmanian smelter was effective 17 December 1998.
(3)	Ore shipments external to BHP.
(4)	On 26 February 1999 BHP announced the closure of its Beenup mine in Western Australia.

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2000

QUARTER ENDED		10 MONTHS TO MARCH
31 MAR	28 FEB
2000	1999	2000	1999

STEEL - CORE BUSINESSES (1)
('000 tonnes unless stated otherwise)

Production

Iron Sands		- New Zealand	666	430	2173	1811
Coke		- Australia	595	545	1990	2024
Iron		- Australia	1214	1126	4094	4028

Raw Steel		- Port Kembla Steelworks	1210	1133	4070	4038
		- Glenbrook Steelworks (NZ)	146	139	490	469
	Total	Raw Steel	1356	1272	4560	4507

Marketable steel products
	Flat Products	- Flat and Tinplate Products	1165	1096	3934	3861
	Coated Products	- Rolled and Coated Products	535	445	1762	1612
		- Flat and Coated Products (NZ)	145	122	463	421
		- Rolled and Coated Products (Offshore)	70	47	186	132
		Building Products (Includes offshore)	63	58	208	216

	Sub Total (2)		1933	1168	4119	3983

Despatches (3)

Business Unit		- Flat Products	871	1054	3827	3868
		- Coated Products	669	662	2160	2415

	Sub Total (4)		1156	1148	3884	4074

External	Australia	- Domestic	472	436	1624	1603
		- Export	448	517	1525	1812
	New Zealand	- Domestic	47	49	155	161
		- Export	96	73	320	272
	Other Offshore		93	73	260	226

	Total		1156	1148	3884	4074

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.
(3)	Steel products only. Excludes pig iron and by-products.
(4)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2000
		QUARTER ENDED			10 MONTHS TO MARCH
			31 MAR	28 FEB
			2000	1999	2000	1999
STEEL - DISCONTINUING OPERATIONS (1)
('000 tonnes unless stated otherwise)
Production
Iron Ore		- Australia	687	680	2457	2436
Coke		- Australia	149	321	721	1153
Iron		- Australia	290	648	1494	2259
Raw Steel
		- Whyalla Steelworks	266	247	828	862
		- Newcastle Steelworks	0	390	565	1354
		- Sydney Steel Mill	101	39	319	212

	Total	Raw Steel	367	676	1712	2428

Raw Steel		- Delta, Ohio USA (2)	160	141	555	469
Marketable steel products
	Long Products	- Rod, Bar & Wire Products	278	352	1029	1374
		- Structural & Rail Products	259	245	797	824
		- Merchandising and Tube Products	197	200	717	725

	Other Offshore (USA)	- Roll Formed Products	105	60	362	237

	Sub Total (3)		696	781	2513	2816
		- Delta, Ohio USA (2)	157	137	544	457
Despatches (4)
Business Unit		- Long Products	636	805	2259	2884
		- Other Offshore (USA)	104	60	362	237

	Sub Total (5)		716	798	2579	2785
External	Australia	- Domestic	519	479	1775	1782
		- Export	92	259	442	766
	Offshore		105	60	362	237

	Total		716	798	2579	2785
	Delta, Ohio USA (2)		171	146	548	454

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	Investments. Production and despatches reported is that proportion of total production and despatches determined by BHP's equity interest: North Star BHP LLC (50%).
(3)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.
(4)	Steel products only. Excludes pig iron and by-products.
(5)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.
PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2000

		QUARTER ENDED		10 MONTHS TO MARCH
		31 MAR	28 FEB
		2000	1999	2000	1999

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait		8 725	7 122	30 823	23 532
North West Shelf
	- Condensate	1 479	1 500	4 739	5 033
	- Wanaea / Cossack	1 735	265	4 000	2 384
Laminaria		3 508	0	5 293	0
Buffalo		1 917	0	1 959	0
Other Australia
	- Jabiru / Challis	0	0	0	198
	- Griffin	1 070	1 845	5 035	6 813
	- Elang/Kakatua	0	1 248	0	3 247
Asia - PNG		0	673	1 422	2 314
Americas		875	858	3 120	2 960
Europe/Russia/Africa/Middle East
Liverpool Bay		2 053	2 489	5 965	6 537
Other Europe - Bruce		799	546	2 195	1 149

	Total	22 161	16 546	64 551	54 167

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait		14.75	13.31	65.35	66.56
North West Shelf - Domestic		3.11	3.06	10.98	10.56
North West Shelf - LNG		15.35	15.15	50.95	50.48
Griffin		0.47	0.46	1.44	2.18
Americas		4.72	1.35	13.56	4.75
Europe/Russia/Africa/Middle East
	- Bruce	10.83	8.58	23.70	21.83
	- Liverpool Bay	10.40	9.70	30.53	26.87
	- Johnston/Ravenspurn Nth	0.00	5.13	0.02	10.71
	Total	59.6	56.7	196.5	193.9

LPG ('000 tonnes)
Bass Strait		115.21	76.17	416.58	355.45
North West Shelf		35.17	27.62	99.66	90.29
Griffin		1.00	1.03	3.50	4.69
Bruce		26.50	15.04	44.50	33.27
	Total	177.9	119.9	564.2	483.7

Ethane ('000 tonnes)		17.96	12.24	66.55	62.14
Methanol ('000 tonnes)		10.28	7.73	31.32	25.86

(1)		Includes BHP's share of production from joint ventures and 100% of production from controlled entities.

Production and Shipment Report
Release time	Immediate
Date	27 April 2000
Month	December 1999
		MONTH OF DECEMBER
		1999	1998	% change
Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	4.200	4.038	4%
Iron Ore - West Aust	('millions t)	2.264	4.202	-46%
Iron Ore - Brazil	('millions t)	0.618	0.249	>100%
HBI - West Aust	('000 t)	32	-	NA
Shipments
Coal	('millions t)	4.373	4.498	-3%
Iron Ore - West Aust	('millions t)	3.498	4.392	-20%
Iron Ore - Brazil	('millions t)	0.537	0.425	26%
HBI - West Aust	('000 t)	47	-	NA
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	58	107	-46%
Copper cathodes (SXEW)	('000 t)	9	6	52%
Gold in concentrate	(fine oz)	34,193	51,277	-33%
Silver in (lead) concentrate	('000 oz)	2,105	1,684	25%
Lead in concentrate	(tonnes)	14,461	12,345	17%
Zinc in concentrate	(tonnes)	4,704	3,229	46%
Diamonds	('000 carats)	104	87	20%
Shipments
Copper	('000 t)	55	94	-41%
Copper cathodes (SXEW)	('000 t)	6	1	>100%
Gold	(fine oz)	27,866	77,659	-64%
Silver in concentrate	('000 oz)	2,366	2,624	-10%
Lead in concentrate	(tonnes)	16,681	18,511	-10%
Zinc in concentrate	(tonnes)	5,046	4,149	22%

Steel
Core
Production
Raw steel	('000 t)	486	419	16%
Marketable steel products	('000 t)	438	384	14%
Despatches
Steel despatches	('000 t)	341	339	1%
Discontinuing Operations
Production
Raw steel	('000 t)	89	227	-61%
Marketable steel products	('000 t)	220	216	2%
Despatches
Steel despatches	('000 t)	212	260	-18%

Petroleum
Production
Crude oil & condensate	('000 bbl)	6,840	4,366	57%
Natural gas	(bcf)	20.6	19.3	7%
LPG	('000 t)	59.9	27.9	>100%
Ethane	('000 t)	6.1	3.4	79%
Methanol	('000 t)	3.0	2.6	15%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).

PRODUCTION AND SHIPMENT REPORT (1) - DECEMBER 1999
		MONTH OF DECEMBER
		1999	1998
MINERALS (1) (2)
Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	0.287	0.209
- Goonyella	(millions tonnes)	0.249	0.291
- Peak Downs	(millions tonnes)	0.243	0.226
- Saraji	(millions tonnes)	0.198	0.123
- Norwich Park	(millions tonnes)	0.171	0.124
Gregory Joint Venture
- Gregory	(millions tonnes)	0.162	0.061
- Crinum	(millions tonnes)	0.143	0.203
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.258
- Riverside	(millions tonnes)	0.229	0.261
- South Walker Creek (Trial Mine)	(millions tonnes)	0.169	0.138
BHP total share of production (Queensland)	(millions tonnes)	1.851	1.894
NSW
Illawarra Collieries	(millions tonnes)	0.555	0.502
BHP total share of production (NSW)	(millions tonnes)	0.555	0.502
Indonesia (4)
- Senakin	(millions tonnes)	0.334	0.244
- Satui	(millions tonnes)	0.271	0.199
- Petangis	(millions tonnes)	0.025	0.040
BHP total share of production (Indonesia)	(millions tonnes)	0.630	0.483
USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	0.687	0.590
- San Juan Mine	(millions tonnes)	0.159	0.241
- La Plata Mine	(millions tonnes)	0.318	0.328
BHP total share of production (USA)	(millions tonnes)	1.164	1.159
BHP total share of production	(millions tonnes)	4.200	4.038
Total Coal Shipments
- Metallurgical	(millions tonnes)	2.591	2.337
- Thermal	(millions tonnes)	1.782	2.161
BHP total share of shipments	(millions tonnes)	4.373	4.498
(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)	Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5% share of all production.

MINERALS (1)

Iron Ore
Production
Western Australia
Mt Newman Joint Venture
- Mt Whaleback	(millions tonnes)	0.181	1.358
- OB 23/25	(millions tonnes)	0.163	0.385
Goldsworthy Joint Venture	(millions tonnes)	0.534	0.275
Yandi Joint Venture	(millions tonnes)	0.976	1.865
Jimblebar	(millions tonnes)	0.410	0.319
BHP total share of production
(Western Australia)	(millions tonnes)	2.264	4.202
Brazil
Samarco (2)	(millions tonnes)	0.618	0.249
Australian Shipments
- Lumps	(millions tonnes)	1.104	1.193
- Fines	(millions tonnes)	2.394	3.199
BHP total share of Australian shipments	(millions tonnes)	3.498	4.392
Brazil
Samarco (2)	(millions tonnes)	0.537	0.425

Hot Briquetted Iron - Western Australia (3)
Production	('000 tonnes)	32	0
Shipments	('000 tonnes)	47	0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (49%).
(3)	Port Hedland, West Australia commenced production of hot briquetted iron on 1 April 1999 and its first shipment occurred on 10 May 1999.

MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	37.9	42.6
('000 tonnes)	- PNG	12.5	13.3
	- Peru	7.6	5.6
	- USA (2)	0.0	45.0
Total		58.0	106.5

Gold in Concentrate	- Chile	6002	7818
(fine ounces)	- PNG	24435	32225
	- Peru	3756	2466
	- USA (2)	0	8768
Total		34193	51277

Copper Cathodes (SXEW)	- Chile	6.6	3.1
('000 tonnes)	- USA (2)	2.7	3.0
Total		9.3	6.1

Copper Smelting and Refining (3)	- Concentrate Smelted	0.0	102.3
(all sources) ('000 tonnes)	- New Fine Copper (Smelting)	0.0	29.9
	- Total Refined Copper (Refining)	5.4	32.8
	- Saleable Rod	0.0	12.5
	- Gold Fine Ounces	0	36127

COPPER SHIPMENTS SUMMARY
Copper (4)	- Chile	33.2	38.6
('000 tonnes)	- PNG	9.3	17.7
	- Peru	2.9	3.5
	- Smelter and Refinery (2)
	- BHP Source	3.1	19.5
	- Custom and Purchased	6.7	14.4
		55.2	93.7
Gold (fine ounces)	- Chile	5877	7814
(fine ounces)	- PNG	19741	47712
	- Peru	1310	1657
	- Smelter and Refinery (2)
	- BHP Source	938	7814
	- Custom and Purchased	0	12662
		27866	77659
Copper Cathodes (SXEW)	- Chile	5.9	0.9
('000 tonnes)

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SX-EW operations and rod fabrication will continue to satisfy customer commitments.

(3)	In addition to smelting and refining copper concentrate from BHP operations, the San Manuel smelter also smelts and refines copper concentrate on a toll or purchase basis.
(4)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.
(5)	The average price booked for copper shipments, after hedging and finalisation adjustments for the November Quarter, was US$0.77 per pound.

MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	21524	21113
Ore milled (100% Basis)	('000 tonnes)	4071	3543
Average head grade
- Copper	(%)	1.92	2.35
Production ex Mill - 100%	('000 tonnes)	66 703.00	72 449.00
Production
- Copper in concentrate	('000 tonnes)	37.9	42.6
- Gold in concentrate	(fine ounces)	6 002	7 818
- Copper cathodes (SXEW)	('000 tonnes)	6.6	3.1
Shipments
Copper in concentrate	('000 tonnes)	33.2	38.6
Gold	(fine ounces)	5 877	7 814
Copper cathodes (SXEW)	('000 tonnes)	5.9	0.9

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	7 176	7 295
Ore milled	('000 tonnes)	2 078	1 794
Average head grade
- Copper	(%)	0.76	1.09
- Gold	(g/t)	0.58	1.09
Production
- Copper in concentrate	('000 tonnes)	12.5	13.3
- Gold in concentrate	(fine ounces)	24435	32225
Shipments
Copper	('000 tonnes)	9.3	17.7
Gold	(fine ounces)	19741	47712

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture(BHP share 57.5%).

MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	5039	4860
Ore milled	('000 tonnes)	400	307
Average head grade
- Copper	(%)	1.98	1.94
Production
- Copper in concentrate	('000 tonnes)	7.6	5.6
- Gold in concentrate	(fine ounces)	3756	2466
Shipments
Copper	('000 tonnes)	2.9	3.5
Gold	(fine ounces)	1310	1657
Robinson Mine, USA - Copper (3)
Material mined	('000 tonnes)	0	5926
Ore milled	('000 tonnes)	0	5926
Average head grade
- Copper	(%)	0.00	0.56
- Gold	(g/t)	0.00	0.00
Production
- Copper in concentrate	('000 tonnes)	0.0	16.0
- Gold in concentrate	(fine ounces)	0	6158
San Manuel Mine, USA - Copper (3)
Underground
Material mined	('000 tonnes)	0	8344
Ore milled	('000 tonnes)	0	8344
Average head grade
- Copper	(%)	0.00	0.65
Production
- Copper in concentrate	('000 tonnes)	0.0	29.0
- Gold in concentrate	(fine ounces)	0	2610
- Copper cathodes (SXEW)	('000 tonnes)	1.0	1.5
Pinto Valley, USA - Copper (3)
Open Pit
Material mined	('000 tonnes)	0	0
Ore milled	('000 tonnes)	0	0
Average head grade
- Copper	(%)	0	0
Production
- Copper in concentrate	('000 tonnes)	0	0
- Gold in concentrate	(fine ounces)	0	0
- Copper cathodes (SXEW)	('000 tonnes)	1.6	1.5

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)

Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

(3)

On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SXEW operations and rod fabrication will continue to satisfy customer commitments.

MINERALS (1)

Diamonds (2)
Ekati, Canada
Production
- Diamonds	('000 carats)	104	87

Silver, Lead & Zinc (3)
Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	124012	102752
Ore milled (100% Basis)	('000 tonnes)	124058	126212
Average head grade
- Silver	(g/t)	674	566
- Lead	(%)	14.91	12.70
- Zinc	(%)	4.10	3.30
Production
- Silver in (lead) concentrate	('000 ounces)	2105	1684
- Lead in concentrate	(tonnes)	14461	12345
- Zinc in concentrate	(tonnes)	4704	3229
Shipments
-Silver in concentrate	('000 ounces)	2366	2624
- Lead in concentrate	(tonnes)	16681	18511
- Zinc in concentrate	(tonnes)	5046	4149

Platinum Group Metals (4)

Hartley, Zimbabwe
Material mined (100% Basis)	('000 tonnes)	0	130
Ore milled (100% Basis)	('000 tonnes)	0	122
Average head grade
- Platinum Group Metals	(g/t)	0.00	2.69

Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	1693
- Palladium in final leach concentrate	(ounces)	0	1433
- Rhodium in final leach concentrate	(ounces)	0	102

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	0
- Palladium in final leach concentrate	(ounces)	0	0
- Rhodium in final leach concentrate	(ounces)	0	0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.
(3)	Cannington, Queensland operation is a controlled entity.
(4)

BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%. On the 2 June 1999 BHP announced that it had signed an agreement withn Zimbabwe Platinum Mines Limited (Zimplats) for the conditional sale by BHP to Zimplats of its interest in Hartley and Mhondoro joint venture projects in  Zimbabwe.

MINERALS (1)

Manganese Ore
Production
Australia
Groote Eylandt (2)	(millions tonnes)	0.000	0.098
Australian Shipments
Groote Eylandt (2) (3)	(millions tonnes)	0.000	0.000
Ilmenite
Production
Australia
Beenup (4)	(millions tonnes)	0.000	0.032
Ferro Alloys
Production
Australia
Tasmania (2)	(millions tonnes)	0.000	0.011

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Sale of Groote Eylandt mine and Tasmanian smelter was effective 17 December 1998.
(3)	Ore shipments external to BHP.
(4)	On 26 February 1999 BHP announced the closure of its Beenup mine in Western Australia.
PRODUCTION AND SHIPMENT REPORT (1) - DECEMBER 1999
			MONTH OF DECEMBER
			1999	1998

STEEL - CORE BUSINESSES (1)
('000 tonnes unless stated otherwise)
Production
Iron Sands		- New Zealand	236	98
Coke		- Australia	202	192
Iron		- Australia	436	374
Raw Steel		- Port Kembla Steelworks	431	372
		- Glenbrook Steelworks (NZ)	55	47
	Total	Raw Steel	486	419
Marketable steel products
	Flat Products	- Flat and Tinplate Products	408	368
	Coated Products	- Rolled and Coated Products	159	135
		- Flat and Coated Products (NZ)	50	36
		- Rolled and Coated Products (Offshore)	11	18
		Building Products (Includes offshore)	20	22

	Sub Total (2)		438	384
Despatches (3)
Business Unit		- Flat Products	341	320
		- Coated Products	225	212

	Sub Total (4)		341	339
External	Australia	- Domestic	119	124
		- Export	156	151
	New Zealand	- Domestic	18	15
		- Export	28	21
	Other Offshore		20	28

	Total		341	339

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.
(3)	Steel products only. Excludes pig iron and by-products.
(4)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.

PRODUCTION AND SHIPMENT REPORT (1) - DECEMBER 1999
		MONTH OF DECEMBER
			1999	1998

STEEL - DISCONTINUING OPERATIONS (1)
('000 tonnes unless stated otherwise)
Production
Iron Ore		- Australia	242	247
Coke		- Australia	53	113
Iron		- Australia	93	211
Raw Steel
		- Whyalla Steelworks	72	76
		- Newcastle Steelworks	0	140
		- Sydney Steel Mill	17	11
	Total	Raw Steel	89	227

Raw Steel		- Delta, Ohio USA (2)	58	50
Marketable steel products
	Long Products	- Rod, Bar and Wire Products	52	107
		- Structural & Rail Products	68	55
		- Merchandising and Tube Products	79	67
	Other Offshore (USA)	- Roll Formed Products	36	21
	Sub Total (3)		220	216
		- Delta, Ohio USA (2)	57	49
Despatches (4)
Business Unit		- Long Products	188	253
		- Other Offshore (USA)	36	21
	Sub Total (5)		212	260

External	Australia	- Domestic	161	155
		- Export	14	84
	Offshore		37	21
	Total		212	260

	Delta, Ohio USA (2)		52	49

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	Investments. Production and despatches reported is that proportion of total production and despatches determined by BHP's equity interest: North Star BHP LLC (50%).
(3)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.
(4)	Steel products only. Excludes pig iron and by-products.
(5)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.

PRODUCTION AND SHIPMENT REPORT (1) - DECEMBER 1999
		MONTH OF DECEMBER
		1999	1998

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait		3077	1234
North West Shelf
	- Condensate	508	553
	- Wanaea / Cossack	482	185
Laminaria		1151	0
Buffalo		42	0
Other Australia
	- Griffin	404	564
	- Elang/Kakatua	0	340
Asia - PNG		0	213
Americas		298	301
Europe/Russia/Africa/Middle East
Liverpool Bay		601	802
Other Europe - Bruce		277	174
	Total	6840	4366

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait		4.6	4.5
North West Shelf - Domestic		1.1	1.0
North West Shelf - LNG		5.3	5.3
Griffin		0.1	0.2
Americas		1.8	0.4
Europe/Russia/Africa/Middle East
	- Bruce	3.7	2.3
	- Liverpool Bay	4.0	3.8
	- Johnston/Ravenspurn Nth	0.0	1.8
	Total	20.6	19.3

LPG ('000 tonnes)
Bass Strait		41.5	13.1
North West Shelf		11.0	10.5
Griffin		0.2	0.3
Bruce		7.2	4.0
	Total	59.9	27.9

Ethane ('000 tonnes)		6.1	3.4
Methanol ('000 tonnes)		3.0	2.6

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.

For information contact: Media:Mandy Frostick/Michael Buzzard:+61(3)9609 4157/3709

Investor Relations:Robert Porter/Andrew Nairn:+61(3)9609 3540/3952

Pierre Hirsch BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

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